TIME WARNER INC.

Confirmation of Authority
to Prepare, Sign and File
Section 16 Reports


The undersigned hereby confirms that each of PAUL T. CAPPUCCIO, BRENDA C. KARICKHOFF, JOHN K. MARTIN,
JR., ROBERT KANE, ERIN GARBARINO and JULIE KIM is authorized and designated to prepare, sign and file on his behalf any and all Forms 3, 4 and 5 relating to equity securities of Time Warner Inc., a Delaware corporation (the "Company"), pursuant to the requirements of Section 16 of the Securities Exchange Act of 1934 ("Section 16"). This Confirmation of Authority shall be valid until the undersigned's reporting obligations under Section 16 with respect to equity securities of the Company shall cease or until the undersigned executes a Confirmation of Authority at a later date.

Dated: 3/20/2010

                                /s/ Gary Ginsberg
          			Printed Name: Gary Ginsberg